EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 464 Million in Dividends from Bezeq in October 2012

Ramat-Gan, Israel, September 9, 2012 - B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that on September 6, 2012 shareholders at the General Meeting of its controlled subsidiary, Bezeq - The Israel Telecommunications Corp., Ltd. ("Bezeq"), approved the payment of a dividend of NIS 997 million to Bezeq's shareholders of record on September 23, 2012. The dividend, which is based on Bezeq’s dividend distribution policy, is expected to be paid on October 10, 2012 (The: "payment date").

B Communications expects to receive approximately NIS 309 million (approximately US $78 million at current exchange rates) from this distribution. On October 10, 2012, Bezeq will also distribute to Bezeq's shareholders of record on September 23, 2012 - the forth NIS 500 million installment of the NIS 3 billion special dividend that was approved by its shareholders on January 24, 2011. Accordingly, B Communications expects to receive an additional NIS 155 million (approximately US $39 million at current exchange rates) as a special dividend on the payment date.